Exhibit 1.01

GAMESTOP CORP.
Conflict Minerals Report
Reporting Period from January 1, 2018 - December 31, 2018
We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of certain minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

This conflict minerals report for the reporting period January 1, 2018 through December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to certain minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The minerals covered by the Conflict Minerals Rule are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG” or “Conflict Minerals”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to have manufactured products that contain any of the Conflict Minerals which are necessary to the functionality or production of their products. The countries covered by the Conflict Minerals Rule are the Democratic Republic of the Congo (“DRC”) and the adjoining countries (consisting of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) (collectively, the “Covered Countries”). Terms used but not defined in this report have the meanings set forth in the Conflict Minerals Rule, Form SD or the related SEC Release No. 34-67716, as applicable.

A.	Company Overview
GameStop Corp. is the parent company of a number of subsidiaries, including Geeknet, Inc. (“Geeknet”). Geeknet operates ThinkGeek.com, which is an online retailer, but also contracts to manufacture products.

We collectively refer to GameStop Corp., including the applicable subsidiaries, as “GameStop,” the “Company,” “we,” “us,” or “our.”

B.	Products Overview
GameStop does not directly manufacture any products. GameStop is a retailer that sells both products that are manufactured by third parties, as well as creative, inventive and geeky custom products developed by our internal product development team of designers and engineers that we contract to have manufactured. For purposes of this report, we reviewed the products that GameStop contracted to have manufactured (“Covered Products”).

While we do contract to have certain products manufactured for us by our suppliers (most of whom are overseas), we are several levels removed from the actual mining of Conflict Minerals. GameStop does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

We reviewed our Covered Products and identified the following GameStop products that potentially contain 3TG: a subset of our electronics, plush products with microchips, apparel, bags/backpacks with zippers and/or buckles, certain home and office goods, jewelry and watches.

C.	GameStop Conflict Minerals Program
We take our social responsibilities very seriously and are committed to sourcing products from other companies that share our values regarding respect for human rights, integrity and environmental responsibility. We also take our disclosure obligations very seriously.

One of the first steps we undertook in developing our conflict minerals program was to implement a conflict minerals policy. Our Conflict Minerals Policy is publicly available at: http://news.gamestop.com under “Investor Relations - Corporate Governance.”
We designed our Conflict Minerals Program, with the assistance of a third-party compliance specialist, to conform in all material respects to the 2nd edition of The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten (collectively, “OECD Guidance”).

Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Guidance and the due diligence activities undertaken by our Company in order to meet its obligations under the Conflict Minerals Rule requirements:

Establish Strong Company Management Systems
• Adopted and publicly communicated a Conflict Minerals Policy which is available at http://news.gamestop.com.
• Hold meetings with a cross-departmental and cross-subsidiary team consisting of representatives from our Product Safety and Compliance, ThinkGeek, Merchandising, Finance and Legal departments as well as third-party service providers.
• Provide periodic updates of the status of the conflict minerals program to certain members of senior management.
• Maintain a hotline for use by employees, as well as third parties such as suppliers and customers, to report actual or suspected wrongdoing or other grievances and answer questions about business conduct, including reports or questions regarding our use of conflict minerals. The hotline is operated by an independent third party.

Identify and Assess Risks in the Supply Chain
• Identify the suppliers that provide components that potentially incorporate conflict minerals that are necessary to the functionality or production of our products that we manufactured, or contracted to manufacture.
• Contact the suppliers that manufactured products that could potentially contain conflict minerals and use the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“Template”) to capture the suppliers’ responses.
• Use reasonable efforts to determine the country of origin of the necessary conflict minerals used in the products our suppliers contracted to manufacture for us during the reporting period.
• Created follow-up processes to identify and escalate any identified issues associated with non-responsive or problematic responses.

Design and Implement a Strategy to Respond to Identified Risks
• Verify smelters and refiners identified in response to the Template against the CFSI list.
• Report our findings to certain members of our senior management, outlining the information gathered and the actual and potential identified risks and any required action plans. The action plans will vary depending on the results of our due diligence efforts and the risks identified in any particular year.
• When necessary, implement required action plans, including escalation to vendors’ management teams, and report results to senior management.

Carry Out Independent Third Party Audits of Smelters’/Refiners’ Sourcing
• GameStop does not have a direct relationship with 3TG smelters and refineries, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (e.g., CFSI, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification) efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict-Free Smelters program.

Report Annually on Supply Chain Due Diligence
• Report to the SEC annually our supply chain due diligence on a Form SD and conflict minerals report.
• Publicly communicate our Form SD and conflict minerals report on our website at http://news.gamestop.com.

D.	Supply Chain Overview
In order to manage the scope of this task, we engaged a third-party provider to follow-up with our suppliers, and then also relied upon our suppliers to provide information on the origin of the 3TG contained in the Covered Products, including sources of 3TG that are supplied to them from their suppliers. We adopted the standard Conflict Minerals reporting templates established by the CFSI to assist in gathering this information.

E.	Reasonable Country of Origin Inquiry (“RCOI”)
After identifying our Covered Products that could potentially contain 3TG, we identified and reached out to our current suppliers that manufactured such products to conduct a reasonable country of origin inquiry (“RCOI”) on the Conflict Minerals contained in the Covered Products during the reporting period. The RCOI began with an introduction email from GameStop to the suppliers describing the Conflict Minerals compliance process requirements and introducing the third-party partner in the compliance process. We sent communications in both English and Chinese (the local language of the relevant suppliers) regarding the relevant SEC requirements and GameStop’s Conflict Minerals due diligence expectations. Our third-party partner then sent a subsequent email to suppliers containing a registration, survey request link for the on-line data collection platform and frequently asked questions concerning 3TG mineral tracing using the Template. Certain suppliers were contacted up to 7 times. Upon receipt, the supplier responses were evaluated for plausibility, consistency, and gaps and certain “quality control” flags, if any, were escalated and suppliers were automatically contacted to clarify.

Due to the breadth of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes and driving accountability within the supply chain by leveraging the industry standard CFSI program, we hope to further develop transparency into our supply chain.

F.	Due Diligence
The measures we took to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals in our products are consistent with the framework set forth in the OECD Guidance. Our due diligence process consists of the systematic review and analysis of the responses that were provided to us by our suppliers, as well as communication and follow-up with our suppliers based on the results of our review, in an effort to identify the source and chain of custody of the Conflict Minerals necessary to our products. We initially screened supplier survey responses for completeness, accuracy and internal consistency. Where suppliers provided information that was incomplete or appeared incorrect, our third-party compliance specialist sought additional data from such suppliers, including information about the suppliers’ sourcing practices and countries of origin and transfer, to clarify or correct the originally provided information. We compared the information provided by the suppliers’ responses to the Template against our applicable internal component descriptions to confirm consistency between the various data sources regarding the presence of Conflict Minerals. We used the CFSI information to identify legitimate smelters and refiners, and smelters and refiners that were either compliant to, or active in, the CFSI’s Conflict-Free Smelter Program.

For the reporting year of 2018, we identified 40 direct suppliers for our Covered Products that potentially contain 3TG and asked them to provide information on: (1) the Conflict Minerals contained in each of the products supplied by that supplier; and (2) the source of the Conflict Minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Template. All of these suppliers within the scope of the RCOI were surveyed, as GameStop could not definitively determine which products contained 3TGs that were necessary to the functionality or production. We received responses from one hundred percent (100%) of the applicable suppliers.

Based on the RCOI information provided by our suppliers, we identified the names of 31 smelters/refineries in our supply chain. All but one of the identified smelters have been confirmed to be CFSI certified conflict-free smelters. Not all of our suppliers, however, identified the sources for their raw materials.

G.	Risk Mitigation
In 2018, we undertook various activities intended to mitigate any possible risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries, and plan to continue such activities in 2019. Such activities include:

•	Continue surveying our vendors annually and follow-up when responses warrant further investigation;

•
Continue encouraging our vendors to provide us with names of smelters and refiners that process 3TG used in the Company’s products and continue encouraging our vendors to obtain detailed information from their suppliers;

•	Continue encouraging our vendors to employ reasonable sourcing practices using DRC conflict-free supply chains; and

•	Continue reviewing our supplier form agreements and include, when needed, language related to compliance with laws and cooperation in responding to conflict minerals requests.

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